                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       (Amendment No. _______________)/1/

                          CLASSIC VACATION GROUP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    18273V103
                                 (CUSIP Number)

         Mark S. Britton, Esq.                 Julius Genachowski, Esq.
         Expedia, Inc.                         USA Networks, Inc.
         13810 SE Eastgate Way, Suite 400      152 West 57th Street
         Bellevue, Washington 98005            New York, New York 10019
         Telephone: (425) 564-7200             Telephone: (212) 314-7200


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 22, 2002
             (Date of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 137 Pages)














---------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  18273V103

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      EXPEDIA, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      91-1996083
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC/OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF WASHINGTON
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,986,049
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   9,599,749
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,986,049
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions):                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

________________

* Based upon 14,392,825 shares of common stock of Classic Vacation Group, Inc. outstanding as of February 2, 2002, as disclosed in the Preliminary Proxy Statement of Classic Vacation Group, Inc. filed on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2002.

CUSIP NO.   18273V103

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      USA NETWORKS, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      59-2712887
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             9,986,049
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,599,749
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,986,049
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions):                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.4%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC
------------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Expedia, Inc. or USA Networks, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of
Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.    Security and Issuer.

           The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share
           ---------
(the "Common Stock"), of Classic Vacation Group, Inc., a New York corporation
      ------------
(the "Issuer"). The principal executive offices of the Issuer are located at One
      ------
North First Street, Suite 300, San Jose, California 95113.

Item 2.    Identity and Background.

           (a) This statement is filed by USA Networks, Inc., a Delaware corporation ("USA") and Expedia, Inc., a Washington corporation and a majority
              ---
owned subsidiary of USA since February 4, 2002 ("Expedia", and together with
                                                 -------
USA, the "Filing Persons"). Barry Diller, the Chairman and Chief Executive
          --------------
Officer of USA, Liberty Media Corporation ("Liberty"), Universal Studios, Inc.
                                            -------
("Universal"), The Seagram Company Ltd. (each of Universal and The Seagram
  ---------
Company Ltd. now being controlled by Vivendi Universal S.A. ("Vivendi")) and USA
                                                              -------
are parties to a stockholders agreement (the "Stockholders Agreement") relating
                                              ----------------------
to USA. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 71.5% of the outstanding total voting power of USA. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USA's stockholders. Mr. Diller disclaims beneficial ownership of any shares of the Common Stock beneficially owned by the Filing Persons and disclaims beneficial ownership of any shares of USA owned by Vivendi or Liberty.

           (b) The address of the principal business and principal office of Expedia is 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005. The address of the principal business and principal office of USA is 152 West 57th Street, New York, New York 10019.

           (c)

           Expedia:
           -------

           Expedia is a provider of branded online travel services for leisure and business travelers. Expedia operates its own website, located at Expedia.com(R), with localized versions in the United Kingdom, Germany, Canada, Italy and the Netherlands. Expedia(R) also operates the VacationSpot.com(TM) and Rent-a-Holiday.com websites, a Travelscape(R) sales call center in Las Vegas, and a call center in Tacoma, Washington. Expedia offers one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 450 airlines, 4,500 lodging properties, all major car rental companies, dozens of vacation and cruise suppliers and an increasing number of local destination services providers.

           Schedule A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of Expedia as of the date hereof: (a) the name and residence or business address, (b) the present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule A is incorporated herein by reference.

                  USA:
                  ---

                  USA (Nasdaq: USAI) is a company focused on the new convergence of information, direct selling and entertainment. USA is currently organized into two groups, the Interactive Group and the Entertainment Group. The Interactive Group consists of Expedia; Home Shopping Network (including HSN International and HSN Interactive); Ticketmaster (Nasdaq: TMCS), which operates CitySearch and Match.com; Hotel Reservations Network (Nasdaq: ROOM); Electronic Commerce Solutions; Styleclick; and Precision Response Corporation.

                  The Entertainment Group consists of USA Cable, including USA Network, SCI FI Channel, TRIO, Newsworld International, and Crime; Studios USA, which produces and distributes television programming; and USA Films, which produces and distributes films.

                  On December 17, 2001, USA announced that it had entered into an agreement with Vivendi, pursuant to which USA would contribute USA's Entertainment Group to a joint venture with Vivendi, which joint venture would also hold the film, television and theme park businesses of Universal. Barry Diller would be chairman and chief executive officer of the joint venture as well as of USA. Upon consummation of the USA/Vivendi transaction, the joint venture would be controlled by Vivendi and its subsidiaries, with the common interests owned 93.06% by Vivendi and its subsidiaries, 5.44% by USA and its subsidiaries and 1.5% by Mr. Diller.

                  Upon completion of the USA/Vivendi transaction, USA will be renamed "USA Interactive" and will be a leader in integrated interactivity, including ticketing, online travel, online dating, teleservices, electronic retailing and other interactive commerce services. USA's businesses will consist of Expedia; Home Shopping Network (including HSN International and HSN Interactive); Ticketmaster, which operates Citysearch and Match.com; Hotel Reservations Network; Electronic Commerce Solutions; Styleclick; and Precision Response Corporation.

                  After the completion of the USA/Vivendi transaction, USA will no longer be engaged in the general entertainment businesses, and the USA/Vivendi transaction documents include a noncompetition provision, for a specified period, regarding USA's participation in businesses similar to those to be conducted by the joint venture. USA's business will be primarily focused on its electronic commerce and interactive/information service businesses, and USA expects that it will actively seek to grow those businesses, including through acquisitions. Any such acquisitions could involve the issuance of additional USA securities or cash or a combination of securities and cash. In addition, following the completion of the USA/Vivendi transaction, USA generally will no longer be required to obtain the consent of Vivendi, Liberty or Mr. Diller as USA stockholders for any such acquisitions regardless of the size of such acquisitions. USA is continually reviewing, and often in discussions with third parties regarding, such possible growth opportunities, including transactions in the online and offline travel services and commerce-related areas.

                  Following completion of the USA/Vivendi transaction, USA will continue to be controlled by Mr. Diller, who will control between 68.1% and 68.4% of USA's voting power, including shares of USA common stock and Class B common stock held by Vivendi, Liberty and their affiliates.

         Schedule B attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USA as of the date hereof: (a) the name and residence or business address,
(b) the present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule B is incorporated herein by reference.

         (d) During the last five years, neither Filing Person, nor, to the knowledge of either Filing Person, has any person named on Schedules A or B been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Filing Person, nor, to the knowledge of either Filing Person, has any person named on Schedules A or B been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) To the knowledge of Expedia, each of the persons named on Schedule A, except Simon Breakwell and Erik Blachford, is a United States citizen. Mr. Breakwell is a British citizen and Mr. Blachford is a Canadian citizen. To the knowledge of USA, each of the persons named on Schedule B, except Philippe Germond, Pierre Lescure, Jean-Marie Messier, is a United States citizen. Messrs. Germond, Lescure and Messier are French citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 22, 2002, the Issuer, Expedia and Classic Custom Vacations, a California corporation and a wholly owned subsidiary of the Issuer ("CCV"),
                                                                       ---
entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"),
                                               ------------------------
pursuant to which, and subject to the conditions set forth therein, the Issuer will sell substantially all of the assets and liabilities of CCV to Expedia for an aggregate purchase price of $5,037,488.75 in cash and cancellation of approximately $47 million of the Issuer's debt (the "Asset Sale"). As a
                                                     ----------
condition to and contemporaneously with the execution of Asset Purchase Agreement, on January 22, 2002, the Issuer, Expedia, GV Investment LLC, a Delaware limited liability company ("GVI") and CVG Investment, LLC, a Delaware
                                     ---
limited liability company ("CVGI") entered into a Note Purchase Agreement (the
                            ----
"Note Purchase Agreement"), pursuant to which, and subject to the conditions set
 -----------------------
forth therein, Expedia will purchase the Issuer's debt from GVI and CVGI in exchange for either cash or Expedia's common stock or some combination thereof. Expedia shall fund the cash portion of the aggregate purchase price of the Asset Sale from its working capital and shall fund the cash portion, if any, of the purchase of the Issuer's debt from its working capital, the issuance of Expedia common shares, including to USA, and/or other sources. The parties anticipate consummating the transactions described in this Item 3 and in Item 4 on or before March 31, 2002.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 4.  Purpose of Transaction.

         On January 22, 2002, the Issuer, Expedia and CCV entered into the Asset Purchase Agreement pursuant to which, and subject to the conditions set forth therein, the Issuer will sell substantially all of the assets and liabilities of CCV to Expedia for an aggregate purchase price of $5,037,488.75 in cash and cancellation of approximately $47 million of the Issuer's debt.

         As a condition to and contemporaneously with the execution of the Asset Purchase Agreement, on January 22, 2002, the Issuer, Expedia, GVI and CVGI entered into the Note Purchase Agreement, pursuant to which Expedia has agreed to purchase the Issuer's debt from GVI and CVGI, in exchange for either cash or Expedia's common stock or some combination thereof, which cash, together with the net proceeds of the sale of such stock, is equal to the face value of such debt plus interest. Pursuant to the Note Purchase Agreement, Expedia has agreed to cancel the convertible and exchangeable debt it receives from CVGI and GVI in exchange for demand replacement notes to be issued by the Issuer for the same face value, interest terms and default interest terms, which demand replacement notes will be cancelled as part of the purchase price under the Asset Purchase Agreement.

         Because the Issuer has previously disposed of, or wound down, all of its businesses not related to CCV, the Asset Sale will leave the Issuer with no travel operations. Accordingly, concurrently with execution of the Asset Purchase Agreement, on January 22, 2002, the Issuer, Expedia, Thayer Equity Investors III, L.P., a Delaware limited partnership ("Thayer") and Debbie A.
                                                      ------
Lundquist, the Issuer's current Executive Vice President, Chief Financial Officer and Treasurer (who, following the Asset Sale, will be an employee of Expedia) entered into a Liquidation and Indemnification Agreement (the "Liquidation Agreement"), pursuant to which the Issuer has agreed that as soon
 ---------------------
as possible following the consummation of the Asset Purchase Agreement, the Issuer will convert all of its remaining assets to cash and will implement a plan of liquidation in accordance with New York law, whereby the Issuer will discharge all of its remaining liabilities owed to any of its creditors, including any federal, state or local taxes payable by Expedia and its affiliates (including CCV), and distribute any remaining cash to its shareholders.

         In order to reduce expenses prior to this liquidating distribution, the Issuer may delist the Common Stock from trading on the American Stock Exchange and may deregister from the public company reporting obligations under federal securities laws. Upon delisting there will no longer be a public market for the Common Stock and upon deregistration the shareholders of the Issuer will no longer be entitled to receive annual reports, quarterly reports, current reports or other similar information from the Issuer under the federal securities laws.

         As a condition to and contemporaneously with the execution of the Asset Purchase Agreement, on January 22, 2002, each of Thayer and GVI entered into a Voting Agreement and Irrevocable Proxy with Expedia (the "Voting Agreements"),
                                                          -----------------
pursuant to which each of Thayer and GVI have agreed to (i) vote in favor of the
(A) the Asset Purchase Agreement and the transactions contemplated thereby, and
(B) the Liquidation Agreement and the transactions contemplated thereby, and
(ii) grant Expedia an irrevocable proxy to vote the shares held by Thayer and then-held by GVI in favor of the matters described in (i)(A) and (B) above. In addition, Thayer has agreed in its Voting Agreement that while such Voting Agreement is in effect it will not sell, transfer, pledge, encumber, assign or otherwise dispose of any of its 9,599,749 shares of Common Stock. GVI has no such agreement and is free to transfer its shares.

         In the ordinary course of business, USA and Expedia engage in a variety of business transactions that cover a wide range of activities relevant to the operations of both companies. USA expects that in the future additional business opportunities for the benefit of both companies may become available, and that in the ordinary course of business, USA and Expedia will discuss and negotiate mutually beneficial business transactions, which transactions could affect, without limitation, Expedia's interest in the Common Stock.

         In addition, USA may be deemed to indirectly participate in the business and oversight of Expedia through USA's representation in the Expedia Board of Directors. However, as directors of USA, USA representatives (currently seven in number), like other Expedia directors, participate on the Expedia Board in the exercise of their fiduciary obligations to Expedia shareholders. In such capacity, USA representatives will actively and regularly participate in formulating Expedia business strategies, which may include matters identified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Except as set forth above or in Item 5 below, neither the Filing Persons nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         References to and descriptions herein of the Asset Purchase Agreement, the Note Purchase Agreement, the Liquidation Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 through 99.5, and which are specifically incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As a result of the Voting Agreements, Expedia may be deemed to be the beneficial owner of 9,986,049 shares of Common Stock as of January 22, 2002, which represents approximately 69.4% of the outstanding Common Stock. The calculation of the foregoing percentage is based on 14,392,825 shares of Common Stock outstanding as of February 2, 2002, as disclosed in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2002.

         On February 4, 2002, a wholly owned subsidiary of USA merged with Expedia, with Expedia surviving as a public company controlled by USA. As a result of the merger, USA may also be deemed to be the beneficial owner of the 9,986,049 shares of Common Stock.

         The Filing Persons have shared power to vote all of the shares of Common Stock for the limited purposes described in Item 4. As a result of the transfer restrictions in Thayer's Voting Agreement on the 9,599,749 shares of Common Stock held by Thayer, as of January 22, 2002 Expedia has shared power to direct the disposition of such shares. As a result of the USA/Expedia merger, as of February 4, 2002 USA has shared power to direct the disposition of Thayer's shares. To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any person named in either Schedule A or B.

         (c) The Filing Persons have not effected any transaction in the Common Stock during the past 60 days. To the knowledge of the Filing Persons, there have been no transactions by any person named in either Schedule A or B in the Common Stock during the past 60 days.

         (d) To the knowledge of the Filing Persons, each of Thayer and GVI have the right to receive, or the power to direct the receipt of, dividends or other distributions on the shares of Common Stock they own. Other than as a result of the transfer restrictions on the shares of Common Stock held by Thayer described in Item 4 above which preclude the sale or other transfer of such shares during the term of the Thayer Voting Agreement, to the knowledge of the Filing Persons, each of Thayer and GVI have the power to direct the proceeds from the sale of the shares of Common Stock they own.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

         Other than the Asset Purchase Agreement, the Note Purchase Agreement, the Liquidation Agreement and the Voting Agreements, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits.

      Exhibit        Description
      -------        -----------

       99.1 Asset Purchase Agreement among Classic Custom Vacations, Classic Vacation Group, Inc. and Expedia, Inc., dated as of January 22, 2002

       99.2 Note Purchase Agreement among CVG Investment LLC, GV Investment LLC, Expedia, Inc. and Classic Vacation Group, Inc., dated as of January 22, 2002

       99.3 Liquidation and Indemnification Agreement among Classic Vacation Group, Inc., Thayer Equity Investors III, L.P., Expedia, Inc and Debbie A. Lundquist, dated as of January 22, 2002

       99.4 Voting Agreement and Irrevocable Proxy between Expedia, Inc., and Thayer Equity Investors III, L.P., dated as of January 22, 2002

       99.5 Voting Agreement and Irrevocable Proxy between Expedia, Inc., and GV Investment LLC, dated as of January 22, 2002

       99.6          Joint Filing Agreement

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002
                                         EXPEDIA, INC.


                                         By  /s/ Mark S. Britton
                                           ----------------------------
                                           Name:  Mark S. Britton
                                           Title: Senior Vice President,
                                                  General Counsel and Secretary

                                         USA NETWORKS, INC.


                                         By  /s/ Julius Genachowski
                                           ----------------------------
                                           Name:  Julius Genachowski
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary

                                                                      SCHEDULE A
                                                                      ----------

                DIRECTORS AND EXECUTIVE OFFICERS OF EXPEDIA, INC.


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Expedia. The name of each person who is a director of Expedia is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005.


    Name and Business        Present Principal Occupation or          Principal Business in which such
    -----------------        --------------------------------         ---------------------------------
         Address                        Employment                         Employment is Conducted
         -------                        ----------                         -----------------------
Richard N. Barton*           President and Chief Executive        Expedia
                             Officer, Expedia

Byron D. Bishop              Senior Vice President,               Expedia
                             Transportation and Core
                             Technologies, Expedia

Erik C. Blachford            Senior Vice President, Marketing,    Expedia
                             Expedia

Simon J. Breakwell           Senior Vice President and Managing   Expedia
                             Director, Expedia Europe, Expedia

Thomas C. Breitling*         President and Chief                  Breitling Ventures
2960 W. Sahara Avenue        Executive Officer,                   (Private Investment)
Suite 200                    Breitling Ventures
Las Vegas, Nevada 89102

Mark S. Britton              Senior Vice President, General       Expedia
                             Counsel and Secretary, Expedia

Kathleen K. Dellplain        Senior Vice President, Human         Expedia
                             Resources, Expedia

Jay C. Hoag*                 General Partner, Technology          Technology Crossover
528 Ramona Street            Crossover Ventures                   Ventures (Venture Capital)
Palo Alto, California 94301
                             Director of eLoyalty Corporation,
                             EXE Technologies, Inc. and several
                             privately held companies

Barry Diller*                Chairman of the Board, Expedia       USA
152 West 57th Street         Chairman of the Board and Chief
New York, New York 10019     Executive Officer, USA

Julius Genachowski*             Executive Vice President, General          USA
152 West 57th Street            Counsel and Secretary, USA
New York, New York 10019

Victor Kaufman*                 Vice Chairman and Director, USA            USA
152 West 57th Street
New York, New York 10019

Dara Khosrowshahi*              Executive Vice President,                  USA
152 West 57th Street            and Chief Financial Officer, USA
New York, New York 10019

Gregory B. Maffei*              President, Chief Executive Officer         360networks inc.
2200 6th Avenue                 and Director, 360networks inc              (Broadband Networks
Suite 1122                                                                 Service Provider)
Seattle, Washington 98121

Daniel Marriott*                Executive Vice President Development       Ticketmaster/
152 West 57th Street            & Strategy,; Ticketmaster/President,       Citysearch
New York, New York 10019        Citysearch

Jon Miller*                     President and Chief Executive Officer,     USA Information
152 West 57th Street            USA Information & Services, USA            & Services
New York, New York 10019

John Pleasants*                 President and Chief Executive Officer,     Ticketmaster
3701 Wilshire Blvd.             Ticketmaster
Los Angeles, California 90010

Gregory E. Slyngstad            Senior Vice President,                     Expedia
                                Destinations and Lodging, Expedia

Gregory S. Stanger*             Senior Vice President and Chief            Expedia
                                Financial Officer, Expedia

                                                                      SCHEDULE B
                                                                      ----------


             DIRECTORS AND EXECUTIVE OFFICERS OF USA NETWORKS, INC.


Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USA. The name of each person who is a director of USA is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

    Name and Business        Present Principal Occupation or        Principal Business in which such
    -----------------        --------------------------------        -------------------------------
         Address                        Employment                       Employment is Conducted
         -------                        ----------                       -----------------------
Paul G. Allen*               Investor                             Vulcan Inc. (Venture Capital)
505 Union Station
505 Fifth Avenue South
Suite 900
Seattle, Washington
98104

Robert R. Bennett*           President and Chief Executive        Liberty Media Corporation
12300 Liberty Blvd           Officer, Liberty Media Corporation
Englewood, Colorado
80122

Edgar Bronfman, Jr.*
375 Park Avenue
New York, New York
10152

Anne M. Busquet*             Consultant
1050 Park Avenue
New York, New York
10028

Barry Diller*                Chairman of the Board and            USA
                             Chief Executive Officer, USA

Julius Genachowski           Executive Vice President             USA
                             General Counsel and Secretary
                             USA

Philippe Germond*            Chief Executive Officer              Cegetel (Communications)
Tour Esplanade               Cegetel
1 place carpeaux
92915 Paris La Defense,
France

Victor A. Kaufman*           Vice Chairman, USA                   USA

Donald R. Keough*            Chairman of the Board, Allen         Allen & Co., Inc. (Investment Banking)
711 Fifth Avenue             & Co. Inc.
New York, NY 10022

Marie-Josee Kravis*          Senior Fellow, Hudson                Hudson Institute, Inc.
625 Park Avenue              Institute, Inc.
New York, New York
10021

Pierre Lescure*              Chairman and Chief Executive         Canal Plus, S.A.
85-89 Quai Andre Citroen     Officer, Canal Plus, S.A.
75711 Paris cedex 15,
France

John C. Malone*              Chairman, Liberty Media              Liberty Media Corporation
12300 Liberty Blvd.          Corporation
Englewood, Colorado
80122

Jean-Marie Messier*          Chairman and Chief Executive         Vivendi Universal
375 Park Avenue              Officer, Vivendi Universal,
New York, NY 10152           S.A.

William D. Savoy*            President, Vulcan Inc.               Vulcan Inc. (Venture Capital)
505 Union Station
505 Fifth Avenue South
Suite 900
Seattle, Washington 98104

Gen. H. Norman               Retired
Schwarzkopf*
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

Diane Von Furstenberg*       Chairman, Diane Von                  Diane Von Furstenberg Studio L.P.
389 West 12th Street         Furstenberg Studio L.P.              (Fashion Design)
New York, NY 10014
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